                               PRELIMINARY COPY
                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                              (Amendment No.   )

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                              COMSAT Corporation
               (Name of Registrant as Specified In Its Charter)

              PROVIDENCE CAPITAL, INC./WYSER-PRATTE & Co., Inc.
                  (Name of Person(s) Filing Proxy Statement)

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
CONTACT:
Stanley J. Kay, Jr.
MacKenzie Partners, Inc.
212/929-5940

FOR IMMEDIATE RELEASE:

                     COMSAT SHAREHOLDERS TO SOLICIT AGENT
                    DESIGNATIONS TO CALL SPECIAL MEETING.

NEW YORK, NY, April 8, 1997 -- Guy P. Wyser-Pratte, President of Wyser-Pratte and Co., Inc. and Herbert Denton, President of Providence Capital, Inc. announced today their intention to solicit Agent Designations from shareholders of COMSAT Corporation (NYSE: CQ) to call a special meeting of shareholders.

At the special meeting, shareholders would be asked to consider two Shareholder Democracy proposals requesting the Company's Board to:

o  schedule the 1997 Annual Meeting of Shareholders as soon as possible.

o eliminate, prior to the 1997 Annual Meeting, its restrictions on voting rights of shareholders who own more than 5 percent of the Company's common stock.

The consent of shareholders owning at least 20 percent of the Company's outstanding common shares is required in order to call a special meeting. COMSAT has approximately 48.96 million common shares outstanding.

Commenting on their reasons for soliciting Agent Designations, Mr. Wyser-Pratte and Mr. Denton said, "The owners of COMSAT have suffered long enough. Despite a number of prized assets, in particular, COMSAT's core satellite business, management's financial performance has been abysmal."

"The Company currently faces capital constraints, negative operating cash flow, a leveraged balance sheet reliant upon risky short-term borrowings, and now, a dividend which may be cut or eliminated."

"We blame the Board for much of this mismanagement," they continued, "Unlike the Board composition of its leading competitors, COMSAT's directors are not seasoned, entrepreneurial managers with public company experience, yet they are managing an exceptionally entrepreneurial, fast-paced business. The professional backgrounds of the majority of the Board are in law,

                                   - more -

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Providence/Wyser-Pratte
April 8, 1997
Page Two


regulated industries and government service. We strongly believe that a group of government bureaucrats and lawyers as directors are not in the best interests of shareholders and their record over the past five years demonstrates this."

"COMSAT should have a Board composed of executives with vision and entrepreneurial zeal, as well as significant senior management, operating and technological experience in public companies strongly connected with the businesses in which COMSAT competes."

"An Annual Meeting must be held as soon as possible so shareholders can exercise their franchise and elect a Board with these relevant qualifications. The Company had no good reason to have postponed this years' Annual Meeting, except for its fear of facing a proxy fight, so we look to the shareholders to request that the Board hold one as soon as possible."

"Furthermore," Mr. Wyser-Pratte and Mr. Denton concluded, "shareholders who own more than 5 percent of the stock lose their right to decide how to vote any shares in excess of the 5 percent limit. Instead, these extra shares are voted
pro-rata with all other shares.   This voting restriction policy is clearly
undemocratic, unfair and unnecessary."

"We will seek shareholder support at the Special Meeting to request the Board to change this policy prior to the Annual Meeting. We will be mailing our Agent Designation statement shortly and we urge all shareholders to read it carefully once received. It is time for COMSAT shareholders to take charge of their investment"

COMSAT Corporation, headquartered in Bethesda, MD, is a global provider of telecommunications and satellite systems.

Wyser-Pratte and Co., Inc. is a New York City investment firm specializing in special situations, event arbitrage and corporate governance.

Providence Capital, Inc. is a New York City broker-dealer with expertise in shareholder and corporate governance matters.

Together, both firms, their partners, officers and employees own beneficially 1,339,000 common shares or approximately 2.74% of the Company.

                                   #  #  #

                        ADDITIONAL INFORMATION FOLLOWS

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Providence/Wyser-Pratte
April 8, 1997
Page Three


                            ADDITIONAL INFORMATION

Mr. Guy P. Wyser-Pratte owns beneficially 1,253,400 shares of common stock, representing approximately 2.56% of COMSAT. This includes shares owned directly by Mr. Wyser-Pratte and shares owned by investment partnerships and other managed accounts for which affiliates of Wyser-Pratte & Co., Inc. are the general partner or investment manager. Other than Mr. Wyser-Pratte, no other officer of Wyser-Pratte & Co., Inc. owns any common shares of COMSAT. The principal offices of Wyser-Pratte & Co., Inc. are located at 63 Wall Street, New York, NY 10005.

Providence Capital, Inc. owns beneficially 11,100 common shares of the Company and options to purchase 40,000 additional common shares. Providence Investors, LLC, a private investment vehicle organized as a limited liability company of which Mr. Herbert Denton is a managing member, owns 25,000 shares of the Company's common stock and options to purchase 5,000 additional shares of common
stock.   Mr. William Tapert, an employee of Providence Capital, Inc. owns options to purchase 2,000 common shares. Mr. Gregory Morey, a managing member of Providence Investors, LLC, owns 2,500 common shares.

The three managing members of Providence Investors, LLC, -- Mr. Denton, Mr. Morey and Mr. Frederick Whitridge, Jr. -- each own 11.1% of Providence Investors, LLC. Mr. Denton owns 100% of Providence Capital, Inc. Except for Mr. Tapert and Mr. Morey, none of the managing members of Providence Investors, LLC and none of the officers or employees of Providence Capital, Inc. own any shares of the Company's common stock. The principal offices of Providence Capital, Inc. and Providence Investors, LLC are located at 730 Fifth Avenue, New York,
NY 10019.

Other participants may include Eric Longmire, Senior Managing Director of Wyser-Pratte & Co., Inc. and Adam Weiss, an employee of Providence Capital, Inc.